Exhibit 99.1

GFL Environmental Completes Previously Announced Spin-off of GFL Infrastructure Group to Create Green Infrastructure Partners

VAUGHAN, ON, April 25, 2022 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we” or “our”) has completed its previously announced spin-off of GFL Infrastructure Group Inc. (“GFL Infrastructure”) to create Green Infrastructure Partners Inc. (“GIP”), a leading Canadian provider of vertically integrated infrastructure services.

Immediately following the acquisition of GFL Infrastructure, GIP acquired Coco Paving, Inc. and its affiliates (collectively, “Coco”). Coco has operations across Ontario, Quebec, Manitoba and Saskatchewan that include access to over 250 aggregate sites, 33 asphalt plants, eight concrete plants and one of Canada's largest asphalt cement terminals. On a combined basis, GIP is expected to generate annualized revenue in excess of C$1.1 billion.

As consideration for the spin-off of GFL Infrastructure, GFL received C$224 million in cash and a 45% equity interest in GIP, an entity that is controlled by funds managed by HPS Investment Partners Inc. (“HPS Investment Partners” or “HPS”) through a 47% equity interest. Affiliates controlled by Mr. Patrick Dovigi, the Executive Chair of the GIP board of directors, hold an 8% equity interest in GIP.

“The spin-off of GFL Infrastructure is part of our ongoing strategy to rationalize our balance sheet to maximize the value of our asset base,” said Mr. Patrick Dovigi, Founder and Chief Executive Officer of GFL. “We intend to invest the proceeds received from the transaction in our robust near-term acquisition pipeline.”

Mr. Dovigi added, “We believe that our investment in GIP will result in meaningful value creation for our shareholders. GIP will benefit from two highly regarded brands in GFL Infrastructure and Coco, significant scale and a broad portfolio of service offerings across both private and public infrastructure projects. Given the fragmented Canadian infrastructure services market, GIP will be well positioned to expand its platform by pursuing both tuck-ins and potentially larger-sized acquisitions.”

Mr. Dovigi concluded, “We are also very excited to be partnering again with HPS Investment Partners. HPS has been an investor in GFL since 2014 and we look forward to replicating our successful relationship with them as we grow GIP together.”

Scot French, Governing Partner of HPS, said, “We have had a long and successful relationship with GFL and continue to be impressed with GFL’s ability to strategically position its assets to maximize their value for shareholders. We believe GIP’s compelling breadth of infrastructure service offerings, combined with its high caliber management team, will create significant additional value for both companies.”

GFL’s soil remediation division, previously included in its infrastructure and soil remediation segment, will be combined with its liquid waste segment and will be renamed “Environmental Services”. For GFL’s 2022 first quarter results, to be released on May 4, 2022, GFL Infrastructure will be classified as assets held for sale and discontinued operations and its results will be presented separately from those of GFL. For future reporting periods, GFL will equity account for its investment in GIP.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, soil remediation and liquid waste management services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 18,000 employees.

About HPS Investment Partners

HPS Investment Partners is a leading global investment firm that seeks to provide creative capital solutions and generate attractive risk-adjusted returns for our clients.  It manages various strategies across the capital structure that include syndicated leveraged loans and high yield bonds to privately negotiated senior secured debt and mezzanine investments, asset-based leasing and private equity. The scale and breadth of its platform offers the flexibility to invest in companies large and small, through standard or customized solutions. At its core, it shares a common thread of intellectual rigor and discipline that enables the creation of value for its clients, who have entrusted it with more than $80 billion of assets under management as of March 2022. For more information, please visit www.hpspartners.com.

Forward Looking Statements

This release includes certain “forward-looking statements”, including statements relating to the use of proceeds of the recently completed divestiture and the expected revenue of GIP. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the factors described in the “Risk Factors” section of GFL’s annual report for the 2021 fiscal year filed on Form 40-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For more information:
Patrick Dovigi
+1 905-326-0101
pdovigi@gflenv.com